

16012644

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heikkinen Energy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 Westheimer RD, STE C 240
(No. and Street)

Houston	TX	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

State of Texas ST
County of Harris

OATH OR AFFIRMATION

I, David Heikkinen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heikkinen Energy Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

David Heikkinen, CEO and Founder

Title



Notary Public


SHANNON THURMOND
Notary Public, State of Texas
My Commission Expires
February 21, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIKKINEN ENERGY SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2015

HEIKKINEN ENERGY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2015

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Heikkinen Energy Securities, LLC

We have audited the accompanying statement of financial condition of Heikkinen Energy Securities, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Heikkinen Energy Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heikkinen Energy Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3, Computation of Net Capital Pursuant to Rule 15c3-1 And Reconciliation of Computation of Net Capital, Heikkinen Energy Securities, LLC's Exemption Report(Assertions Report), and Schedule of Determination of SIPC Net Operating Revenues And General Assessment has been subjected to audit procedures performed in conjunction with the audit of Heikkinen Energy Securities, LLC's financial statements. The supplemental information is the responsibility of Heikkinen Energy Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3, Computation of Net Capital Pursuant to Rule 15c3-1 And Reconciliation of Computation of Net Capital, Heikkinen Energy Securities, LLC's Exemption Report(Assertions Report), and Schedule of Determination of SIPC Net Operating Revenues And General Assessment is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 25, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 2,219,088
Accounts Receivable	416,826
Receivable from clearing broker/dealer	323,251
Clearing deposit	250,000
Prepaid expenses	13,531
TOTAL ASSETS	$ 3,222,696
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable	$ 17,114
Accounts Payable Affiliate	395,421
Deferred Income	14,583
TOTAL LIABILITIES	427,118
Member's Equity	2,795,578
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,222,696

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2015

Revenue

Commissons Income	$ 1,942,422
Gain / Loss on Trading	14,626
Consulting / Research Fees	5,775,696
Investment Banking	1,278,977
Interest Income	2,437
TOTAL REVENUE	9,014,158

Operating Expense

Compensation	5,974,590
Fees Paid to Affiliates	479,013
General, Administrative, Regulatory and Miscellaneous Expense	1,928,122
Total Operating Expense	8,381,725
Net Income	$ 632,433

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

	Total
Balances at December 31, 2014	$ 1,909,627
Distribution to member - cash	-
Contributions from member	253,518
Net income	632,433
Balances at December 31, 2015	$ 2,795,578

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2015

OPERATING ACTIVITIES	
Net Income	$ 632,433
Adjustments to reconcile Net Income to net cash (used in) operations:	
Accounts Receivable	(281,909)
Receivable from clearing broker/dealer	(310,762)
Clearing deposit	(150,000)
Prepaid expenses	1,516
Accounts Payable	9,110
Accounts Payable Affiliate	48,891
Deferred Income	14,584
Net cash (used in) Operating Activities	(36,137)
INVESTING ACTIVITIES	-
Net cash provided by Investing Activities	-
FINANCING ACTIVITIES	
Member Equity:Parent Equity	253,518
Net cash provided by Financing Activities	253,518
Net cash increase for period	217,381
Cash at beginning of period	2,001,707
Cash at end of period	$ 2,219,088

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2015

1. Organization and Summary of Significant Accounting Policies

Organization
CDH Securities (the "Company") changed its name to Heikkinen Energy Securities, LLC on October 14, 2015. It is a Texas LLC formed in December 2012 and is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Heikkinen Energy Advisors LLC (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to the energy and institutional investment industries. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains a branch office in New Orleans, Louisiana. At December 31, 2015, the Company was registered as a limited broker-dealer in 16 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 25, 2016 which is the date the financial statements were available to be issued.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2015 there were no cash equivalents.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded on offering date.

Commission Income
Revenues are comprised of commissions on trade executions for retail customers. Commissions on such transactions are recorded on a trade date basis as is the related expense. Interest revenue is generated on margin accounts and is recognized as earned.

Research Revenue
The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. Direct payments and commission sharing payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Income Taxes
No provision for income taxes has been recorded as the Company is a limited liability company. Accordingly, the individual member reports its share of the company's income or loss on its income tax return.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2012.

2. Due From Clearing Broker

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $250,000. This deposit is included in the clearing deposit in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. As of December 31, 2015, no assets or liabilities required fair value measure.

4. Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

5. Revolving Line of Credit – Subordinated Debt

The Company has a revolving line of credit with its bank bearing variable interest rate determined at the date of each advance at the rate agreed upon between the lender and the Company. The revolving line of credit matures November 1, 2017. The credit facility allows borrowings up to $3,000,000. This obligation is secured by personal guarantees of the Company's officers. At December 31, 2015, there were no outstanding advances against the line of credit.

The lender irrevocably agrees that the obligations of the Broker/Dealer under this agreement with respect to the payment of principal and interest are and shall be fully and irrevocably subordinated in the right of payment and subject to the prior payment or provision for payment if full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated.

6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2015 the Company had net capital of $2,365,095 which resulted in excess net capital of $2,265,095. The Company's ratio of aggregate indebtedness to net capital was .18 to 1.

7. Risks and Concentrations

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

8. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including, but not limited to employee compensation and benefits, office facilities and services, marketing, office equipment and technology. For the year ended December 31, 2015, the Company reimbursed the Parent $8,168,906 as part of the expense sharing agreement.

The Company received administrative services in accordance with the service agreement between the Company and the Parent. Under the service agreement, the Company pays a fee based upon a fixed percentage of employee related expenses reported by the Company. During the year the Company was charged a fee of $298,729 which is reported in the statement of operations.

The Company uses a variation of the Parent's name and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon a fixed percentage of the Company's revenue. During 2015 the Company was charged franchise fees of $180,283. This expense is reported in the statement of operations.

9. Subsequent Event

Effective January 1, 2016 the company has terminated the expense sharing agreement with its parent company.

HEIKKINEN ENERGY SECURITIES, LLC
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Broker Dealers
Pursuant to Rule 15c3-3
December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

Schedule I

HEIKKINEN ENERGY SECURITIES, LLC
Pursuant to Rule 17a-5
December 31, 2015

Computation of Net Capital

Total member's equity qualified for net capital	$ 2,795,578
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	416,826
Prepaid expenses	13,531
Total Non-allowable assets	430,357
Haircuts on securities	
Other securities	126
Total Haircuts	126
Net Capital	$ 2,365,095
Aggregate indebtedness	
Total A.I. liabilities	427,118
Total aggregate indebtedness	$ 427,118
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 2,265,095
Ratio of aggregate indebtedness to net capital	.18 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

See accompanying independent auditor's report.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Heikkinen Energy Securities, LLC

We have reviewed management's statements, included in the accompanying Heikkinen Energy Securities, LLC's Exemption Report(Assertions Report), in which (1) Heikkinen Energy Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which [Name of Broker-dealer] claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Heikkinen Energy Securities, LLC stated that Heikkinen Energy Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Heikkinen Energy Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heikkinen Energy Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 25, 2016

heikkinen
energy advisors

Heikkinen Energy Securities, LLC. Assertions

Heikkinen Energy Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Heikkinen Energy Securities, LLC.

I, David Heikkinen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



David Heikkinen, CEO and Founder

January 4, 2016

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Heikkinen Energy Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Heikkinen Energy Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Heikkinen Energy Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Heikkinen Energy Securities, LLC's management is responsible for Heikkinen Energy Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 25, 2016

HEIKKINEN ENERGY SECURITIES, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
FOR THE PERIOD JANUARY 1, 2015 THROUGH DECEMBER 31, 2015

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	9,014,158
Additions:	-
Deductions:	
Clearance paid to other SIPC members	(151,719)
Total deductions	(151,719)
SIPC Net Operating Revenues	8,862,439
Determination of General Assessment:	
SIPC Net Operating Revenues	8,862,439
General Assessment @ .0025	22,156
Assessment Remittance:	
General Assessment	22,156
Less: Payment Made With SIPC-6	(11,204)
Assessment Balance Due Paid February 2016	10,952

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2015 through December 31, 2015:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	8,862,439
SIPC Net Operating Revenues as computed above	8,862,439
Difference	(0)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069224 FINRA DEC
Heikkinen Energy Securities LLC
2601 Westheimer Rd STE C240
Houston, TX 77098-1760

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Schaps (281) 367-2454

2. A. General Assessment (item 2e from page 2) $ 22,156.10

B. Less payment made with SIPC-6 filed (exclude interest) (11,204.01)
07/17/215
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,952.09

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,952.09

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,952.09

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Heikkinen Energy Securities LLC
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Dated the 17 day of February, 2016.

Designated Principal Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 15
and ending 12/31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 9,014,158
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	151,719
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	151,719
2d. SIPC Net Operating Revenues	$ 8,862,439
2e. General Assessment @ .0025	$ 22,156.10

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